UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 333-216213

Coca-Cola Bottlers Japan Inc.
(Translation of registrant’s name into English)

Midtown Tower 11F 9-7-1 Akasaka, Minato-Ku
Tokyo 107-6211 Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

1.
Press release titled “Finalization of Reduction in the Amount of Capital Reserves that will Increase upon the Share Exchange and Transfer of the Reduced Amount to Other Capital Surplus,” dated April 3, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Bottlers Japan Inc.

By:	/s/ Tamio Yoshimatsu
Name:	Tamio Yoshimatsu
Title:	Representative Director and President

Date:  April 3, 2017